                                                                   EXHIBIT 99.6

TABLE OF CONTENTS
Background ..........................................   1
Terms and instructions ..............................   2
Survivalink .........................................   3
Risk factors ........................................   5
Unaudited pro forma consolidated financial data .....   6
Pro forma share capital and ownership structure .....  14

This addendum to the prospectus (the "Addendum" or this "Addendum") has been prepared by Cardiac Science, Inc. ("Cardiac Science"). The Addendum is a supplement to the prospectus prepared on the occasion of the offer to the shareholders of Artema Medical AB (publ) ("Artema") and which was issued on May 4, 2001 (the "Prospectus").

Notice to United States shareholders: The offer described in the Prospectus and this Addendum is made for the shares of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Prospectus and this Addendum have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

The Prospectus together with this Addendum do not constitute an offer in any jurisdiction in which it is illegal to make such an offer. The offer is not being made to persons whose participation would require an additional prospectus, registration or measures other than those required under Swedish or U.S. law. Neither the Prospectus, the related acceptance form nor this Addendum may be distributed in any country where such distribution or the offer requires measures specified in the preceding sentence, or where they conflict with regulations in such country. As a consequence, the Prospectus and this Addendum are not for distribution in or into Canada, Australia or Japan, among others.

Two Addendums have been prepared, namely an Addendum in the Swedish language, and this Addendum in the English language. The information in this Addendum corresponds in all material respects with the information in the Swedish language Addendum. In the event of any contradiction between the text contained in this Addendum and the text contained in the Swedish language Addendum, the latter shall prevail.

The Swedish language version of this Addendum has been registered with the Swedish Financial Supervisory Authority. Registration with the Swedish Financial Supervisory Authority does not imply or guarantee that the factual information contained in the Addendum is correct or complete.

Disputes relating to the offer shall be settled exclusively according to Swedish law and in a Swedish court of law.

In addition to the Prospectus and this Addendum, a registration statement with information regarding Cardiac Science and Artema has been filed with the SEC in accordance with the United States Securities Act of 1933, as amended.

No person is authorized in connection with the offer to give any information or to make any representation not contained in the Prospectus or this Addendum, and, if given or made, such information or representation must not be relied upon as having been authorized by Cardiac Science.

The Board of Directors of Cardiac Science, Inc. is responsible for this Addendum to the Prospectus.

                                   BACKGROUND

This Addendum has been prepared due to a change of the terms with respect to the financing of the acquisition of Survivalink Corporation. The sections of the prospectus which have been updated as a result of this change, are the description of SURVIVALINK, page 1920, parts of the section UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA, page 3034 and parts of the section PRO FORMA SHARE CAPITAL AND OWNERSHIP STRUCTURE, page 35. The section RISK FACTORS, page 2329, has been updated with two new risk factors and one clarification. THE TERMS AND INSTRUCTIONS section, page 56, has been updated to comply with the Form (S-4) filed with the SEC. Please find below an update of the relevant parts of these sections.

                       Irvine, California, USA, August [], 2001

                                  Cardiac Science, Inc.
                              The Board of Directors

                             TERMS AND INSTRUCTIONS

CONDITIONS FOR COMPLETING THE OFFER

The Offer is subject to the following conditions:

o Acceptance by shareholders representing more than 90 percent of the total number of shares and votes of Artema. Cardiac Science reserves the right to complete the Offer at lower degree of acceptance.

o All regulatory requirements in the United States and Sweden are satisfied and Cardiac Science will obtain the necessary regulatory approvals.

o Prior to the termination of the acceptance period, no material Artema agreement will be breached or terminated as a result of a change in control, and that no unforeseen liabilities arise which could exceed USD 3 million.

o Prior to the termination of the acceptance period, the acquisition is not rendered partially or wholly impossible or significantly impeded as a result of legislation, regulation, any decision of court or public authority or comparable measures in Sweden or elsewhere, which exists or may be anticipated, or as a result of other circumstances beyond the control of Cardiac Science.

                                  SURVIVALINK

SUMMARY OF THE SECOND AMENDED AND
RESTATED AGREEMENT AND PLAN OF
MERGER WITH SURVIVALINK

The second amended and restated agreement and plan of merger provides that Survivalink will merge into Cardiac Science's new subsidiary, Cardiac Science Acquisition Corp., Inc. ("CSAC"), with CSAC surviving as Cardiac Sciences wholly-owned subsidiary. As a result of the merger, each shareholder of Survivalink will receive a combination of cash, notes and stock as determined pursuant to the second amended and restated agreement and plan of merger.

o The purchase price will be paid as USD 10.5 million in cash, USD 25.8 million in senior secured promissory notes issued by Cardiac Science, and 18.15 million shares of Cardiac Science common stock.

o Cardiac Science will issue senior secured promissory notes to Survivalink's selling shareholders in the principal amount of USD 25.8 million, with simple interest payable upon maturity at the rate of 10 percent per annum. The maturity date of the notes will be eighteen months from the date of issue, subject to an automatic extension for six months upon payment of an extension fee of five percent of the outstanding principal and interest due at the time of extension. The notes will be subject to mandatory repayment in the event Cardiac Science raises additional capital in excess of USD 45 million. 93 percent of any capital raised by Cardiac Science in excess of USD 45 million shall be used to repay the notes and accrued and unpaid interest. The notes will be senior in rank and will be secured by a first priority security interest in Cardiac Sciences assets.

o At the effective time, Cardiac Science will deposit five percent of the purchase price in an escrow account for a period of one year. The funds in the account will be used to indemnify Cardiac Science if it becomes entitled to indemnification under the second amended and restated agreement and plan of merger.

o Subject to the fiduciary duties of Survivalink's board of directors, Survivalink has agreed not to solicit or enter into negotiations to be acquired by any party other than Cardiac Science while the merger is pending.

o The merger is subject to certain conditions which must be satisfied or waived prior to closing. A party will not be obligated to consummate the merger if, among other things, the other party's representations and warranties are not true, a party fails to obtain required consents, their shareholders do not approve the transaction, or they fail to execute and deliver the related agreements.

o Cardiac Science has agreed to enter into an escrow agreement and a shareholders agreement with Survivalink's selling shareholders prior to closing. The escrow agreement will set forth the conditions under which the 5 percent purchase price holdback escrow is administered. The shareholders agreement will impose certain restrictions on Survivalink's selling shareholders regarding when they may sell their Cardiac Science shares.

o The rights of a shareholder of Cardiac Science will not change following the merger. In addition, Survivalink shareholders, who will become new shareholders of Cardiac Science, will have the same rights as the shareholders of Cardiac Science.

                                  Survivalink

Federal tax treatment
The merger is intended to be a tax-free reorganization for Cardiac Science, CSAC, and Survivalink under the Internal Revenue Code.

Conditions to the merger; possible termination of the transaction The merger may be terminated by either of the parties, without further obligation to either, under certain circumstances, including by mutual agreement, if the transaction has not closed prior to August 24, 2001 (subject to a 45-day extension if Cardiac Science's registration statement on Form S-4 is declared effective beforehand), if a government order blocks the transaction, or if a breach of representation remains uncured for thirty days after written notice. However, if the merger is not completed prior to August 24, 2001 because of a failure by a party to perform certain of its obligations in the merger (including Survivalink's obligation not to solicit alternate transactions), that party may be obligated to pay a USD 3.5 million break-up fee under specified circumstances. The completion of the merger depends on the satisfaction of a number of conditions, including, but not limited to, the following:

o Approval by Cardiac Science's shareholders of proposal authorizing the issuance of shares of Cardiac Sciences common stock in connection with Cardiac Science's acquisition of Survivalink;

o Authorizing the issuance of Cardiac Science's securities in connection with the financing transaction described below;

o Approval by Cardiac Science's shareholders to increase Cardiac Science's authorized shares of common stock from 40,000,000 to 100,000,000 shares;

o Consummation of the financing transaction to raise approximately USD 25.0 million to USD 35.0 million, a majority of which will be used to finance the cash portion of the consideration to be paid in the Survivalink acquisition;

o The filing with the SEC of a registration statement on Form S-4 to register the shares Cardiac Science will issue in the merger;

o Approval of the second amended and restated agreement and plan of merger by the shareholders of Survivalink.

                                  RISK FACTORS

THE ACQUISITION MAY RESULT IN
A LOSS OF CUSTOMERS

The completion of the offer could cause certain of Cardiac Science's or Artema's customers to either seek alternative sources of product supply, or delay or change orders due to potential uncertainty over the strategy of the business combination. In December 1998, Cardiac Science entered into a five-year exclusive distribution and licensing agreement with Medtronic Physio-Control ("MPC"), a subsidiary of Medtronic, Inc. Under the original agreement, MPC had the exclusive right to market the Powerheart in the United States and Canada. In May 1999, the agreement was expanded to include the United Kingdom, Germany, France, and certain Scandinavian countries. In the quarter ended March 31, 2001, MPC provided Cardiac Science with notice that, among other things, the planned acquisitions of Survivalink and Artema would cause Cardiac Science to become a direct competitor, thereby fundamentally altering the existing relationship and eliminating the ability to work together in the future. MPC further indicated that it believes it to be in the best interests of the parties to terminate the distribution and licensing agreement. Cardiac Science currently is in discussions with MPC regarding the nature and extent, if any, of a commercial relationship going forward, and expects to reach a definitive conclusion within the next several months.

   For the year ended December 31, 2000 MPC accounted for approximately 45 percent of Cardiac Science's revenue, and for the quarter ended March 31, 2001 MPC accounted for no revenue. Cardiac Science believes that the lack of revenue from MPC in the quarter ended March 31, 2001 is a result of the concerns raised by its planned acquisitions of Survivalink and Artema.

ALL OF CARDIAC SCIENCE'S ASSETS WILL BE SUBJECT TO A SENIOR LIEN SECURING THE SENIOR SECURED PROMISSORY NOTES TO BE ISSUED IN THE ACQUISITION OF SURVIVALINK

The senior secured promissory notes Cardiac Science proposes to issue as partial consideration for the acquisition of Survivalink will be secured by a senior blanket security interest in Cardiac Science assets. If Cardiac Science defaults on the senior secured promissory notes, it may become subject to claims by noteholders seeking to enforce their security interest in the assets. Such claims, if they arise, may substantially restrict or even eliminate Cardiac Science's ability to utilize its assets in conducting its business, and may cause Cardiac Science to incur substantial legal and administrative costs.

CARDIAC SCIENCE MAY HAVE TO PAY A USD 3,500,000 "BREAK-UP" FEE IF THE MERGER WITH SURVIVALINK DOES NOT CLOSE

If Cardiac Science's merger with Survivalink does not close, it may have to pay a USD 3,500,000 "Break-Up" Fee to Survivalink. In addition, Cardiac Science will be obligated to pay its costs relating to the Survivalink merger, including legal, accounting, and financial advisor fees, regardless of whether the merger closes.

                               UNAUDITED PRO FORMA
                          CONSOLIDATED FINANCIAL DATA

GENERAL
The unaudited pro forma consolidated balance sheet as of March 31, 2001 gives pro forma effect to the following, as if each event had occurred as of March 31, 2001:

o Cardiac Science's planned acquisition of Artema, a Stockholm, Sweden manufacturer of patient monitors and defibrillator devices, and the terms of the Offer to Artema shareholders;

o Cardiac Science's planned acquisition of Survivalink, a Minneapolis, Minnesota manufacturer of automated external defibrillators; and

o The consummation of a financing transaction, which Cardiac Science assumes for purposes of this presentation to raise USD 25.0 million, with USD 10.5 million used to partially finance the Survivalink transaction and the remaining pro-ceeds used for general corporate purposes.

Cardiac Science's March 31, 2001 historical balance sheet reflects the Cadent Medical Corporation ("Cadent") acquisition, which closed on July 1, 2000.

   The unaudited pro forma consolidated statements of operations for the year ended December 31, 2000 and the three months ended March 31, 2001, give effect to the following, as if each had occurred on January 1, 2000:

o Cardiac Science's planned acquisition of Artema, and the terms of the Offer to Artema shareholders;

o Cardiac Science's planned acquisition of Survivalink, a Minneapolis, Minnesota manufacturer of automatic external defibrillators; and

o Cardiac Science's acquisition of Cadent, a development stage company, which closed July 1, 2000.

For the purposes of the pro forma financial data Cardiac Science has assumed its stock price associated with each of the events outlined above (except for the Cadent acquisition, which is on a historical basis) to be USD 2.00 per share. This price reflects the price per share of which Cardiac Science expects to consumate a financing transaction and also reflects the low-end of its recent 30-day trading range.

   The unaudited pro forma financial data are provided for informational purposes only and are not necessarily indicative of the results of operations or financial position had the transactions assumed therein occurred, nor are they necessarily indicative of the results of operations which may be expected to occur in the future. The unaudited pro forma financial data are based on assumptions that Cardiac Science believes are reasonable and should be read in conjunction with the consolidated financial statements and the accompanying notes included in the prospectus dated May 4, 2001.

   The acquisition of Artema is subject to certain conditions including, but not limited to, receipt of appropriate regulatory approval and acceptance by shareholders of Artema. Completion of the Survivalink merger is also subject to certain conditions including, but not limited to, approval by Cardiac Science's stockholders of certain proposals to be presented at Cardiac Science's stockholders meeting. Failure to meet certain obligations may result in the payment by Cardiac Science of a cash break-up fee of USD 3.5 million. Cardiac Science cannot assure you that it will be able to consummate the Survivalink merger or acquisition of Artema, or that Cardiac Science will be able to successfully complete the financing transaction mentioned above.

   The unaudited pro forma financial data are presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). All acquisitions have been recorded using the purchase method of accounting. Amounts are presented in U.S. dollars.

   In preparing the pro forma financial statements and in the underlying preliminary acquisition analysis of Artema, it has been assumed that the shareholders of Artema will receive 4,444,444 Cardiac Science Shares in exchange for all the Artema Shares. It has further been assumed that the fair value of the Cardiac Science Shares issued to effect the transaction, based on a price of USD 2.00 per Cardiac Science common stock, will equal USD 8.9 million. The acquisition is expected to result in transaction costs of approximately USD
1.0 million.

   Based on the second amended and restated agreement and plan of merger, the shareholders of Survivalink will receive 18,150,000 shares of Cardiac Science common stock, USD 25,800,000 in senior secured promissory notes and USD

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

10,500,000 in cash in exchange for all of the Survivalink shares.In preparing the pro forma financial statements and in the underlying preliminary acquisition analysis of Survivalink, it has been assumed that the stock portion of the merger consideration will have an assumed fair value of USD 36,300,000, or USD
2.00 per Cardiac Science common share. It has further been assumed that Cardiac Science will complete a planned financing transaction, offering 12,500,000 shares of common stock at USD 2.00 per share, of which partial proceeds of USD
10.5 million will be used to fund the cash portion of the Survivalink transaction. The acquisition is expected to result in transaction costs of approximately USD 1.0 million. As of the date of this Addendum, no material amounts of Survivalink common stock options have been exercised.

   The accounting principles of Cardiac Science will apply. A detailed analysis has not yet been made to the Artema or Survivalink accounts in order to identify any potential adjustments that need to be made to these accounts in order to adapt them to the accounting principles of Cardiac Science. Based on a preliminary review of the accounts, the management of Cardiac Science believes, however, that any adjustments that may be required will have no material impact on the consolidated accounts of Cardiac Science.

DIFFERENCES BETWEEN SWEDISH AND U.S.
ACCOUNTING PRINCIPLES

Artemas consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden ("Swedish GAAP"), which differs in certain material respects from financial statements prepared in accordance with U.S. GAAP.

   The following is a summary of the significant differences between Swedish GAAP and those of U.S. GAAP, which may be relevant for Artema. The summary is not a comprehensive list of all potential differences between Swedish GAAP and U.S. GAAP which would have to be identified in order to prepare consolidated U.S. GAAP financial statements.

   Furthermore, the following text does not address U.S. GAAP disclosure requirements, which are significantly more extensive than the corresponding Swedish disclosure requirements, nor does it cover certain differences in format and terminology applied in the income statement, balance sheet, statement of cash flows or notes to the financial statements. For further information please see Artemas financial statements and associated notes.

Revenue recognition

U.S. GAAP requires a very strict application of revenue recognition policies where, for example, delivery and shipping terms are important factors. Revenue recognition practice in Sweden is normally not as strict as U.S. GAAP would require.

Acquisitions

Both Swedish and U.S. GAAP contain guidelines for determining the fair value of shares tendered as part of an acquisition. Swedish guidelines for valuations of such shares issued in conjunction with acquisitions are less detailed than corresponding U.S. guidelines.

   Under Swedish GAAP, acquired in-process research and development is not separately identified and is instead included in goodwill. Under U.S. GAAP, the cost of an acquired company is to be assigned to all identifiable tangible and intangible assets, including any resulting from research and development activities of the acquired enterprise. Any remaining amount is assigned to goodwill. To the extent costs are allocated to intangibles for use in research and development activities (i.e., acquired research and development), such costs must be accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") 2 "Accounting for Research and Development Costs," i.e., they must be expensed by the acquiror as of the date of consummation of the combination, unless there is an alternative future use in research and development projects or otherwise.

Capitalization of interest expenses

Under Swedish GAAP, interest expenses related to the construction of certain qualifying assets are normally charged to earnings, although companies may elect to capitalize the interest expense.

   U.S. GAAP requires that that interest expense related to qualifying assets be capitalized and depreciated together with the acquisition costs over the useful life of the asset.

Equity Securities

Under Swedish GAAP, investments in equity securities are carried at the lower of cost or market.

   Under U.S. GAAP, and in particular in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities," these investments should be classified with respect to the underlying intent, i.e., if they are to be traded, if they are to be held to maturity, or if they are in an intermediate category, and are deemed to be available for sale. Valuation and reporting of income differ depending on the classification of the securities.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

Comprehensive Income

U.S. GAAP prescribes reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Under U.S. GAAP, all items that are required to be recognized as components of comprehensive income should be reported in a financial statement that is displayed with the same prominence as other financial statements. There is no such requirement under Swedish GAAP.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
March 31, 2001
(in USD thousands)

                                                                                Cardiac Science
                                            Cardiac                   Artema       & Artema                Survivalink
                                            Science    Artema       Acquisition   Pro Forma  Survivalink   Acquisition   Pro Forma
                                         Historical  Historical(a)  Adjustments    Combined   Historical   Adjustments   Combined
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                 7,497.7       566.4         --         8,064.1      1,761.4    23,250.0 (d)     22,575.5
                                                                                                         (10,500.0) (d)
 Marketable securities
    available-for-sale                     4,330.4          --         --         4,330.4           --          --          4,330.4
 Accounts receivable, net                  2,775.4     5,365.5         --         8,140.9      3,154.8          --         11,295.7
 Inventories                               1,250.6     3,566.5         --         4,817.1        707.6          --          5,524.7
 Prepaid expenses and other                  245.2       249.6         --           494.8         46.0          --            540.8
------------------------------------------------------------------------------------------------------------------------------------
Total current assets                      16,099.3     9,748.0         --        25,847.3      5,669.8    13,250.0         44,267.1

Property, plant & equipment, net           1,847.4     3,152.3         --         4,999.7        470.5          --          5,470.2
Goodwill and other intangibles, net        7,694.7          --    2,823.3 (b)    10,518.0           --    72,674.8 (e)     83,192.8
Other                                      2,322.6       903.0         --         3,225.6         20.8          --          3,246.4
------------------------------------------------------------------------------------------------------------------------------------
Total assets                              27,964.0    13,803.3    2,823.3        44,590.6      6,161.1    85,424.8        136,176.5

Liabilities & Stockholders' Equity
Current liabilities:
 Accounts payable                          3,609.8     4,972.0         --         8,581.8      1,731.3          --         10,313.1
 Current maturities of long-term
    obligations                              135.5          --         --           135.5        478.7          --            614.2
 Notes payable                                  --          --         --              --      1,500.0          --          1,500.0
 Accrued expenses                            602.4       916.1         --         1,518.5      1,502.8          --          3,021.3
------------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                  4,347.7     5,888.1         --        10,235.8      5,212.8          --           15,448

Long-term obligations                        156.5       439.6         --           596.1         23.1    25,800.0 (f)     26,419.2
Other                                           --       410.0         --           410.0           --          --            410.0

Total liabilities                          4,504.2     6,737.7         --        11,241.9      5,235.9    25,800.0         42,277.8

Redeemable preferred stock:
 Series A                                       --          --         --              --     16,330.7   (16,330.7) (g)         --
 Series B                                       --          --         --              --     12,963.2   (12,963.2) (g)         --

Stockholders' equity:
 Common stock                                264.9     1,467.8   (1,467.8) (c)      264.9         59.3       (59.3) (g)       264.9
 Additional paid-in-capital and other     80,515.6    14,123.9  (14,123.9) (c)   90,404.5     12,778.7   (12,778.7) (g)   150,954.5
                                                                  9,888.9 (b)                             37,300.0 (f)
                                                                                                          23,250.0 (d)
Accumulated deficit                      (57,320.7)   (8,526.1)   8,526.1 (c)   (57,320.7)   (41,206.7)   41,206.7 (g)   (57,320.7)
-----------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                23,459.8     7,065.6    2,823.3        33,348.7    (28,368.7)   88,918.7        93,898.7
-----------------------------------------------------------------------------------------------------------------------------------
                                          27,964.0    13,803.3    2,823.3        44,590.6      6,161.1    85,424.8       136,176.5
-----------------------------------------------------------------------------------------------------------------------------------

                                           UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Fiscal year ended December 31, 2000
(in USD thousands, except per share data)

                                               Cardiac
                                               Science           Cadent                               Artema
                                              Year Ended       Six Months            Cadent         Year Ended           Artema
                                               December       Ended June 30,      Acquisition       December 31,       Acquisition
                                               31, 2000          2000             Adjustments        2000 (b)          Adjustments
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                     4,242.3              --                  --          27,961.1                 --
Cost of goods sold                            3,825.6              --                  --          18,078.0                 --
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                    416.7              --                  --           9,883.1                 --

Operating expenses:
  Research & development                      8,247.7         1,842.1                  --           4,023.4                 --
  Sales & marketing                           4,370.9              --                  --           1,745.5                 --
  General & administrative                    5,159.6           369.7                  --           4,020.0                 --
  Acquired in-process R&D                    13,587.0              --                  --                --                 --
  Amortization of intangibles                 2,613.8              --               494.1 (a)            --              282.3 (c)
  Other operating expenses                         --         1,144.1                  --                --                 --
-----------------------------------------------------------------------------------------------------------------------------------
                                             33,979.0         3,355.9               494.1           9,788.9              282.3
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                     (33,562.3)       (3,355.9)             (494.1)             94.2             (282.3)

Interest income,net                            618.4            18.2                   --             69.8                 --
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  income taxes                              (32,943.9)       (3,337.7)             (494.1)            164.0             (282.3)

Provision for income tax                          1.6              --                  --                --                 --
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                           (32,945.5)       (3,337.7)             (494.1)            164.0             (282.3
-----------------------------------------------------------------------------------------------------------------------------------
Pro forma basic and diluted loss per share

Pro forma weighted average number of shares used in the computation of loss per share (in thousands)

                                                Cardiac
                                                Science          Survivalink
                                               & Artema           Year Ended         Survivalink
                                               Pro Forma          December           Acquisition          Pro Forma
                                               Combined           31, 2000           Adjustments          Combined
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                      32,203.4            17,139.5              --               49,342.9
Cost of goods sold                             21,903.6             7,095.7              --               28,999.3
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                   10,299.8            10,043.8              --               20,343.6

Operating expenses:
  Research & development                       14,113.2             1,752.9              --               15,866.1
  Sales & marketing                             6,116.4             5,987.6              --               12,104.0
  General & administrative                      9,549.3             1,710.0              --               11,259.3
  Acquired in-process R&D                      13,587.0                  --              --               13,587.0
  Amortization of intangibles                   3,390.2                  --         7,267.5 (d)           10,657.7
  Other operating expenses                      1,144.1                  --              --                1,144.1
-----------------------------------------------------------------------------------------------------------------------------------
                                               47,900.2              9,450.5        7,267.5               64,618.2
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                       (37,600.4)               593.3       (7,267.5)             (44,274.6)

Interest income, net                              706.4               (276.7)      (2,580.0) (e)          (2,150.3)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  income taxes                                (36,894.0)               316.6        (9,847.5)            (46,424.9)

Provision for income tax                            1.6                 18.0             --                   19.6
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                             (36,895.6)               298.6        (9,847.5)            (46.444.5)
-----------------------------------------------------------------------------------------------------------------------------------
Pro forma basic and diluted loss per share                                                                   (0.97)

Pro forma weighted average number of shares used in the computation of loss per share (in thousands)      47,912.7(f)

                                           UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Three months ended March 31, 2001
(in USD thousands, except per share data)

                          Cardiac Science    Artema                                    Survivalink
                           Three Months     Three Months              Cardiac Science  Three Months
                             Ended            Ended         Artema       & Artema         Ended       Survivalink
                            March 31,       March 31,   Acquisition     Pro Forma       March 31,     Acquisition     Pro Forma
                             2001           2001 (b)     Adjustments    Combined         2001         Adjustments     Combined
-------------------------------------------------------------------------------------------------------------------------------
Net sales                     1,757.8       4,332.6      (877.2) (h)     5,213.2       4,137.4              --          9,350.6
Cost of goods sold            1,617.3       3,119.6      (730.5) (h)     4,006.4       1,702.4              --          5,708.8
-------------------------------------------------------------------------------------------------------------------------------
Gross profit                    140.5       1,213.0      (146.7)         1,206.8       2,435.0              --          3,641.8
Operating expenses:
 Research & development       2,150.2         920.1          --          3,070.3         492.0              --          3,562.3
 Sales & marketing            1,519.9         443.8          --          1,963.7       1,744.4              --          3,708.1
 General & administrative     1,536.1       1,145.5          --          2,681.6         720.4              --          3,402.0
 Amortization of intangibles    330.8            --        70.6 (c)        401.4            --         1,816.9 (d)      2,218.3
-------------------------------------------------------------------------------------------------------------------------------
                              5,537.0       2,509.4        70.6          8,117.0       2,956.8         1,816.9         12,890.7
-------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)      (5,396.5)     (1,296.4)     (217.3)        (6,910.2)       (521.8)       (1,816.9)        (9 248.9)
Interest income, net            131.0          31.0          --            162.0         (47.2)         (645.0) (e)      (530.2)
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
 income taxes                (5,265.5)     (1,265.4)     (217.3)        (6,748.2)       (569.0)       (2,461.9)        (9,779.1)
Provision for income tax          2.0            --          --              2,0            --              --              2.0
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss)            (5,267.5)     (1,265.4)     (217.3)        (6,750.2)       (569.0)       (2,461.9)        (9,781.1)
-------------------------------------------------------------------------------------------------------------------------------
Pro forma basic and diluted loss per share                                                                                (0.19)
Pro forma weighted average number of shares used in the computation of loss per share  (in thousands)                  52,333.4 (g)
-------------------------------------------------------------------------------------------------------------------------------

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

Notes to unaudited pro forma consolidated balance sheet
(in USD thousands)

(a) Artema's balance sheet data converted to U.S. dollars at an exchange rate at March 31, 2001 of SEK 10.38 per U.S. dollar and converted from Swedish GAAP to U.S. GAAP.

    The following is a summary of the adjustments to total assets and total liabilities which would have been required if U.S. GAAP had been applied instead of Swedish GAAP.

                                                                 March 31, 2001
    ----------------------------------------------------------------------------
    Total assets as reported in the balance sheet
    in accordance with Swedish GAAP                               SEK 136,753.0
    Adjustments to conform to U.S. GAAP:
    Accounts receivable                                                 6,525.0
    ----------------------------------------------------------------------------
    Total assets in accordance with U.S. GAAP                         143,278.0

    Foreign currency exchange rate                                        10.38
    ----------------------------------------------------------------------------
    Total assets in accordance with U.S. GAAP                      USD 13,803,3
                                                                   ------------

    Total current liabilities as reported in the balance sheet
    in accordance with Swedish GAAP                                SEK 48,481.0
    Adjustments to conform to U.S. GAAP:
     Committed credit facility                                          6,112.0
     Other current liabilities                                          6,525.0
    ----------------------------------------------------------------------------
    Total current liabilities in accordance with U.S. GAAP             61,118.0

    Foreign currency exchange rate                                       10.38
    ----------------------------------------------------------------------------
    Total current liabilities in accordance with U.S. GAAP          USD 5,888.1
                                                                   ------------

    Total long term liabilities as reported in the balance sheet
    in accordance with Swedish GAAP                                SEK 10,675.0
    Adjustments to conform to U.S. GAAP:
    Other current liabilities                                          (6,112.0)
    ----------------------------------------------------------------------------
    Total long term liabilities in accordance with U.S. GAAP            4,563.0

    Foreign currency exchange rate                                        10.38
    Total long term liabilities in accordance with U.S. GAAP          USD 439.6
                                                                   ------------

(b) Under purchase accounting, the total purchase price will be allocated to the acquired assets and liabilities of Artema based on the relative fair values as of the closing of the Artema transaction, with the balance allocated to goodwill and other identifiable intangibles. This entry reflects a current estimate of the allocation to the acquired assets, liabilities and goodwill and to estimated fees and expenses relating to the acquisition of approximately USD 1.0 million. The final allocations are expected to be different from the amounts reflected herein, and may reflect allocation to in-process research and development and other identifiable intangibles such as patents, assembled workforce and core technology. Such differences may be significant. The amount and components of the estimated purchase price along with the allocation of the estimated purchase price to assets purchased and liabilities assumed as though the transaction had occurred on December 31, 2000 are as follows:

    Cash and cash equivalents                                             566.4
    Property, plant & equipment, net                                    3,152.3
    Accounts receivable, net                                            5,365.5
    Inventories                                                         3,566.5
    Prepaid expenses and other assets                                   1,152.6
    Long-term obligations                                                (439.6)
    Accounts payable and accrued liabilities                           (5,888.1)
    Other liabilities                                                    (410.0)
    Goodwill                                                            2,823.3
    ----------------------------------------------------------------------------
    Total purchase price                                                9,888.9

(c) Reflects the elimination of Artema's historical stockholder's equity balances in connection with purchase accounting.

(d) It is assumed that Cardiac Science will issue 12.5 million shares of its common stock in a financing transaction, generating gross proceeds of USD
    25.0 million in connection with the acquisition of Survivalink. Although Cardiac Science is currently pursuing such financing, Cardiac Science cannot assure you that it will be successful in this regard. The use of net proceeds of USD 23.25 million, net of offering fees and expenses totaling USD 1.75 million:
    (i) cash payment of USD 10.5 million as part of the offer to acquire Survivalink; and
    (ii) USD 12.75 million to be used for general corporate purposes.

(e) Under purchase accounting, the total purchase price will be allocated to the acquired assets and liabilities of Survivalink based on the relative fair values as of the closing of the Survivalink transaction, with the balance allocated to goodwill and other identifiable intangibles. This entry reflects a current estimate of the allocation to the acquired assets, liabilities and goodwill and to estimated fees and expenses relating to the acquisition of approximately USD 1.0 million. The final allocations are expected to be different from the amounts reflected herein, and may reflect allocation to in-process research and development and other identifiable intangibles such as patents, assembled workforce and core technology. Such differences may be significant. Cardiac Science intends to engage an independent firm to perform an appraisal of the assets and liabilities and the allocation of the purchase price upon completion of the transaction. Cardiac Science anticipates that such appraisal will be completed in the quarter in which the transaction is completed.
      The amount and components of the estimated purchase price along with the allocation of the estimated purchase price to assets purchased and liabilities assumed as though the transaction had occurred on March 31, 2001 are as follows:

Cash and cash equivalents                                               1,761.4
    Property, plant and equipment, net                                    470.5
    Accounts receivable, net                                            3,154.8
    Inventories                                                           707.6
    Other assets                                                           66.8
    Long-term obligations                                                 (23.1)
    Accounts payable, accrued liabilities and note payable             (5,212.8)
    Goodwill                                                           72,674.8
    ----------------------------------------------------------------------------
    Total purchase price                                               73,600.0

(f) According to the second amended an restated agreement and plan of merger Cardiac Science will issue 18,150,000 shares of its common stock to shareholders of Survivalink, with an assumed fair value of USD 36.3 million. It is expected that the associated transaction fees and expenses will total approximately USD 1.0 million. It is further assumed that Cardiac Science will issue shareholders of Survivalink USD 25.8 million of senior secured promissory notes.

(g) Reflects the elimination of Survivalinks historical stockholders' equity balances in connection with purchase accounting.

Notes to unaudited pro forma consolidated statement of operations
(in USD thousands)

(a) Represents an additional 6 months of amortization of goodwill of USD 494.1 resulting from the excess of the purchase price over the net book value of Cadent, calculated as though the Cadent transaction was completed on January 1,2000. The life of goodwill is estimated to be 7 years. Under purchase accounting, the total purchase price has been allocated to the acquired assets and assumed liabilities of Cadent based on their relative fair market values as of the closing date of the Cadent transaction.

(b) Represents historical Artema financial data for the year ended December 31, 2000 and three months ended March 31, 2001 after the following:
    (i)  conversion from Swedish GAAP to U.S. GAAP; and
    (ii) conversion to U.S. dollars utilizing an average exchange rate of SEK 9.244 per USD for 2000 and SEK 9.80 for the three months ended March 31, 2001;

    The following table reconciles Artema's net income in accordance with Swedish GAAP to U.S. GAAP (in millions).

                                                 Year ended        Months ended
    Artema                                December 31, 2000      March 31, 2001
    ----------------------------------------------------------------------------
    Net income (loss) in accordance
      with Swedish GAAP                         SEK 1,516.0         SEK (12,400)

     U.S. GAAP adjustments
       Net sales                               SEK (3,938.0)       SEK (2,492.0)
       Cost of goods sold                       SEK 3,938.0         SEK 2,492.0
    ----------------------------------------------------------------------------
    Net income in accordance
    with U.S. GAAP                              SEK 1,516.0         SEK (12,400)

    Foreign currency exchange rate                    9.244                9.80
    ----------------------------------------------------------------------------
    Net income (loss) in accordance
    with U.S. GAAP                              USD   164.0        USD (1,265.4)

(c) Represents the amortization of goodwill resulting from the excess of the purchase price over the net book value of Artema, calculated as though the Artema transaction was completed on January 1, 2000. The life of goodwill is estimated to be 10 years. Under purchase accounting, the total purchase price has been allocated to the acquired assets and assumed liabilities of Artema based on their relative fair market values as of the closing date of the Artema transaction.

(d) Represents the amortization of goodwill resulting from the excess of the purchase price over the net book value of Survivalink, calculated as though the Survivalink transaction was completed on January 1, 2000. The life of goodwill is estimated to be 10 years. Under purchase accounting, the total purchase price has been allocated to the acquired assets and assumed liabilities of Survivalink based on their relative fair market values as of the closing date of the Survivalink transaction.

(e) Represents interest expense payable on the senior secured promissory notes issued to Survivalink shareholders. The notes carry an annual stated interest rate of 10%.

(f) The pro forma weighted average number of shares represents, exclusive of shares issued to Cadent, Cardiac Science's historical weighted average shares outstanding at fiscal year end of 15,818,300, and the sum of:
    (i) 4,500,000 shares of its Common Stock issued to the shareholders of Cadent,
    (ii) 18,150,000 shares of its Common Stock to be issued to acquire Survivalink,
    (iii) 4,444,444 shares of its Common Stock to be issued to Artema shareholders,
    (iv) the portion of Cardiac Science shares sold in the financing transaction in connection with the cash portion of the Survivalink transaction of USD 10.5 million, representing 5,250,000 shares, all as if outstanding for the entire year.

(g) The pro forma weighted average number of shares represents Cardiac Sciences historical weighted average shares outstanding at March 31, 2001 or 24,738,941, and the sum of:
    (i)   18,150,000 shares of its Common Stock to be issued to acquire
          Survivalink,
    (ii) 4,444,444 shares of its Common Stock to be issued to Artema shareholders,
    (iii) the portion of Cardiac Science shares sold in the financing transaction in connection with the cash portion of the Survivalink transaction of USD 10.5 million, representing 5,250,000 shares, all as if outstanding for the entire quarter.

(h) For the three months ended March 31, 2001, sales totaling USD 877.2 were reversed to reflect intercompany sales of products Cardiac Science and Artema. The associated cost of goods sold for the products of USD 730.5 was also reversed. None of the related inventory remains in the balance sheet at March 31, 2001.

                                       UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

KEY DATA
The following summary pro forma financial data and selected ratios should be read in conjunction with the definitions presented below.

                                                                                   March 31, 2001
                                                    --------------------------------------------------------------------------
                                                                                    Cardiac
                                                                                  Science &
                                                    Cardiac                      Artema Pro                          Pro Forma
                                                    Science      Artema      Forma Combined (*)      Survivalink      combined
------------------------------------------------------------------------------------------------------------------------------

Income statement data
Operating margin, %                                     neg         neg                     neg              neg           neg

Profitability
Return on capital employed, %                           neg         neg                     neg              neg           neg
Return on equity, %                                     neg         neg                     neg              N/A           neg

Balance sheet data
Equity ratio, %                                        83.9        51.2                    74.8              neg          69.0
Net debt equity ratio, times                          (0.49)       0.04                   (0.34)            0.04         (0.02)
Times interest earned                                   neg         neg                     neg              neg           neg

Research & Development, investments
Research & Development, USD thousands                 2,150         920                   3,070              492         3,562
Investments in tangible
fixed assets, USD thousands                             308          80                     389               45           433

Employees
Average number of employees                             104         167                     271               66           336

Per share data
Basic and diluted income (loss) per share, USD        (0.21)       0.08                   (0.23)           (0.10)        (0.19)
Basic and diluted equity per share, USD                0.95        0.46                    1.14            (4.78)         1.79
Dividend per share, USD                                  --          --                      --               --            --
------------------------------------------------------------------------------------------------------------------------------
(*)  Includes Cadent acquisition

Definitions
Operating margin
Operating income (loss) relative to sales.

Capital employed
Balance sheet total, less non-interest-bearing liabilities.

Return on capital employed
Income (loss) from operations before income taxes, plus interest expenses, relative to average capital employed.

Return on equity
Net income (loss) relative to average equity.

Equity ratio
Equity at year-end relative to balance sheet total.

Net debt equity ratio
Interest-bearing liabilities at year-end, less liquid funds, relative to equity. Net cash is indicated as a negative number. N/A if negative equity base.

Times interest earned
Income (loss) before income taxes, plus financial expenses, relative to financial expenses.

Net loss per share
Net income (loss) relative to average number of shares outstanding.

Equity per share
Equity relative to number of shares outstanding at year-end.

                PRO FORMA SHARE CAPITAL AND OWNERSHIP STRUCTURE

PRO FORMA OWNERSHIP STRUCTURE
The table below provides a pro forma summary of the ownership structure of Cardiac Science under the assumption that:
(i)   the Artema acquisition occurred on December 31, 2000,
(ii)  all Artema shareholders accept the Offer, and
(iii) 4,444,444 Cardiac Science Shares are issued for Artema,
(iv)  the Survivalink transaction occurred on December 31, 2000,
(v) Survivalink is acquired for 18,150,000 shares of Cardiac Science common stock, USD 25,800,000 of senior secured promissory notes and USD 10,500,000 in cash.

In connection with the Survivalink transaction, and reflected in the Cardiac Science pro forma ownership structure, it is assumed that Cardiac Science issues 12,500,000 shares of common stock at USD 2.00 in a financing transaction. Only those Cardiac Science shareholders that are currently
(a) beneficial owners of more than 5 percent of the outstanding shares of Cardiac Sciences common stock,
(b)   directors of Cardiac Science, or
(c) named executive officers of Cardiac Science, are detailed in the Cardiac Science section of the table below.

The data presented does not include shares of Cardiac Science issuable upon the exercise of options outstanding under Cardiac Science's 1997 Stock Option/Stock Issuance Plan (the "1997 Plan"), or shares of Cardiac Science issuable upon the exercise of outstanding warrants.

                                      Number of
                                         Shares          Percent of
                                   Beneficially           Capital &
Name                                      Owned           Votes (%)

Cardiac Science:
Muller Mohl Holdings                  2,927,500                 4.9
HFC-Cadent, L.P.                      2,419,033                 4.0
Domain Partners                       1,929,616                 3.2
Walter Villiger                       1,383,750                 2.3
Raymond W. Cohen                        509,935                 0.9
Roderick de Greef                       242,761                 0.4
Robert Carpenter                        160,483                 0.3
Paul D. Quadros                          51,571                 0.1
Howard L. Evers                          40,200                 0.1
Peter Crosby                             25,000                 0.0
Dongping Lin                             10,000                 0.0
Prabodh Mathur                            5,365                 0.0
Michael Gioffredi                            --                 0.0
Brian Dovey                                  --                 0.0
Guy Sohie                                    --                 0.0
Other Cardiac Science
Shareholders                         15,045,399                25.2
-------------------------------------------------------------------
                                     24,750,613                41.4

Artema:
Affarsstrategerna i Sverige AB          481,305                 0.8
Noramis Anstalt                         148,257                 0.2
Carl Hamilton                           123,061                 0.2
Industritjanstemannaforbundet           106,653                 0.2
Investment ABO resund                    90,573                 0.2
Nils-Robert Persson                      84,010                 0.1
Robert Zyzanski                          83,864                 0.1
Servtrade AB                             81,418                 0.1
Anders Eckerbom                          74,274                 0.1
Johan Rapp                               72,196                 0.1
Other Artema shareholders             3,098,833                 5.2
-------------------------------------------------------------------
                                      4,444,444                 7.4

Survivalink shareholders             18,150,000                30.3
Additional shareholders
through a new issue                  12,500,000                20.9
-------------------------------------------------------------------
Total                                59,845,057               100.0